GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue, 15th Floor
New York, New York 10166

Spencer G. Feldman
212-801-9221
e-mail: feldmans@gtlaw.com

December 21, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Odyne Corporation
Registration Statement on Form SB-2 for Registration of Common Stock

Ladies and Gentlemen:

At the request of Odyne Corporation, a Delaware corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of the Company’s Registration Statement on Form SB-2 (the “Registration Statement”) for the registration of 19,424,170 shares of the Company’s common stock, par value $.001 per share, on behalf of the selling stockholders listed therein, together with one complete copy of the exhibits listed in the Registration Statement as filed therewith.

The Company has previously transmitted to Mellon Bank (account No. 9108739) a wire transfer in the amount of $388.51 in payment of the applicable registration fee.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact Joshua Hauser, President of the Company, Daniel Bartley, Chief Financial Officer of the Company (tel: 631-750-1010), or me (tel: 212-801-9221).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

Enclosures

cc:	Mr. Alan Tannenbaum
Mr. Joshua Hauser
Mr. Daniel Bartley